UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Firebrand Financial Group, Inc. (1)

   One State Street Plaza, 24th Floor
   New York, NY  10004
   USA
2. Issuer Name and Ticker or Trading Symbol
   QueryObject Systems Corporation
   OBJ
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 7, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |12/7/0|J   | |1,477,762         |A  |(2)        |(4)                | I (1)|(1)(2)                     |
                           |1     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12/7/0|J   | |799,229           |A  |(2)        |(4)                |I (1) |(1)(3)                     |
                           |1     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Date of Event - December 7,
2001
Issuer's Symbol -
OBJ
(1) The Reporting Persons are: Firebrand Financial Group, Inc. ("FFGI"), EarlyBirdCapital.com Inc. ("EBC") and Dalewood Associates, Inc.
("Dalewood"). FFGI is the majority shareholder of EBC. EBC wholly owns EarlyBirdCapital, Inc. ("Capital") and Dalewood. Dalewood is the general partner of Dalewood Associates, LP ("Dalewood LP") and Dalewood 2 Private Technology Limited. For purposes of this Form 4, FFGI and EBC are reporting on securities owned of record by Capital and Dalewood LP but which may be deemed to be beneficially owned by each of FFGI and EBC.
Dalewood is reporting on securities  owned of record by Dalewood LP but which
may be deemed to be beneficially owned by Dalewood.   Each
Reporting Person herein disclaims beneficial ownership of the reported securities except to the extent of each Reporting Person's pecuniary interest therein.
(2) These shares were issued to Dalewood LP pursuant to an exchange offer transaction involving the Issuer and its subsidiary, InternetQuery
Object Corp. ("InternetQuery"), in which holders of shares of InternetQuery's Series A Preferred Stock ("Series A") were issued 1.6228 shares of the Issuer's common stock ("Common Stock") for each Series A share exchanged ("Exchange"). Dalewood LP exchanged 910,625 Series A shares.
The new shares of Common Stock were issued on December 7,
2001.
(3) These shares were issued to Capital  pursuant to the Exchange.   Capital
exchanged 492,500 Series A shares.  The new shares of Common
Stock were issued on December 7, 2001.
(4) Giving effect to the above, at the end of December 2001, FFGI, EBC and Dalewood may be deemed to have beneficial ownership of, respectively, a total of 6,064,968, 5,769,444 and 4,070,354 shares of Common
Stock.
JOINT FILER
INFORMATION
The additional Reporting Persons
are:
Name:  EarlyBirdCapital.com
Inc.
Address:  One State Street Plaza, 24th floor, New York, NY
10004
Date of Event:  December 7,
2001
/s/ Steven
Levine
_________________________________________
 Steven Levine, Executive Vice President
Name:  Dalewood Associates,
Inc.
Address:  One State Street Plaza, 24th floor, New York, NY
10004
Date of Event:  December 7,
2001
/s/ David
Nussbaum
__________________________________
David Nussbaum,
Chairman
SIGNATURE OF REPORTING PERSON
/s/ Robert Gladstone, Exec. Vice President of FFGI
DATE
January 10, 2002